Filed by Deltic Timber Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Deltic Timber Corporation

(Commission File No.: 1-12147)

The following document was made available by Deltic Timber Corporation on October 23, 2017.

***

Potlatch and Deltic Timber to Combine

Creating Leading Timberland REIT and Lumber Manufacturer

Significantly Increases Scale to Drive Future Growth by Uniting Highly Complementary Businesses

PotlatchDeltic by the Numbers

~$3.3 Billion	>1,500	>200	~$50m
Market Capitalization	Employees	Customers	In synergies and operating improvements[1]

Thousands of skilled employees & contractors in timberland and manufacturing operations

Cash available for distribution per share accretive in the first year[1]

Compelling Strategic Rationale of Combination

- Combined company will have diversified timberland base of ~2 million acres and 1.2 BBF lumber capacity
- Arkansas footprint of 933,000 timberland acres and sawmill capacity of 630 MMBF
- Expands successful integrated model of timberland ownership and lumber manufacturing
- Combines two highly complementary and successful real estate businesses
- Southern sawlog harvest and sawmill consumption volumes provide natural hedge against lagging southern sawlog prices
- Increased exposure to fast-growing Texas housing market

Significant Financial Opportunities Beyond What Could be Achieved Independently

- Combined market capitalization of over $3 billion and enterprise value over $4 billion[2]
- CAD per share accretive in the first year, excluding costs to achieve synergies[3]
- REIT conversion results in significant tax savings on Deltic's timber harvest earnings
- One-time dividend estimated at ~$250 million[4] consisting of 80% stock and 20% cash will be distributed to PotlatchDeltic stockholders by the end of 2018 as part of the REIT conversion process
- Strong balance sheet and improving credit metrics
- Beginning fourth quarter 2017, Potlatch dividend increases from $1.50 to $1.60

ALL-STOCK TRANSACTION OWNERSHIP

Potlatch Shareholders
65%

Deltic Shareholders
35%

COMBINED LEADERSHIP

Mike Covey, Chairman and CEO

Eric Cremers, President and COO

John Enlow, Vice Chairman

BOARD OF DIRECTORS

8 Potlatch Directors

4 Deltic Directors

HEADQUARTERS

Spokane, Washington

TIMING TO CLOSE

Expected to close in first half 2018

[1] *Full run-rate synergies and operational improvements expected to be achieved by year 2*
[2] *Pro forma based on current standalone market capitalization and enterprise value*
[3] *Assuming full run-rate synergies*
[4] *Figure represents an estimate; an earnings & profits study to be completed in 2018 will determine actual amount; Distributions of both cash and stock will be treated as a taxable dividend. If certain holding periods are met, the distribution will be taxable to individual stockholders at the 20% "qualified dividend" rate*

The Combined Portfolio



Spokane
St Maries
ID
Bemidji
MN
Gwinn
Arkansas
Ola
Little Rock
Warren
Waldo
El Dorado
Del-Tin Fiber
AR
AL
MS
LA
Potlatch Landholdings
Potlatch Wood Products Manufacturing Facilities
PotlatchDeltic Corporate Headquarters
PotlatchDeltic Southern Operational Headquarters
Deltic Landholdings
Deltic Wood Products Manufacturing Facilities
Deltic Real Estate Holdings

"The complementary businesses make us a natural fit. With Deltic, we gain significant scale particularly through nearly one million acres in Arkansas and substantially expanded sawmill capacity.... We look forward to completing the transaction and are confident that together we will create a top-tier timber REIT."

– **Mike Covey,** Chairman and CEO of Potlatch

"This partnership with Potlatch not only maximizes value for our stockholders but also provides them with the opportunity to participate in the significant upside potential of this combination... Furthermore, uniting our high-quality assets, including our deeply talented and dedicated employees, will greatly enhance the potential of PotlatchDeltic."

– **John Enlow,** President and CEO of Deltic Timber

FORWARD LOOKING STATEMENTS ADDITIONAL INFORMATION This communication is being made in respect of the proposed merger transaction involving Potlatch Corporation (“Potlatch”) and Deltic Timber Corporation (“Deltic”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed merger, Potlatch and Deltic will file relevant materials with the Securities and Exchange Commission (“SEC”), including a Potlatch registration statement on Form S-4 that will include a joint proxy statement of Potlatch and Deltic and also constitutes a prospectus of Potlatch. Potlatch and Deltic also plan to file other documents with the SEC regarding the proposed merger transaction and a definitive joint proxy statement/prospectus will be mailed to stockholders of Potlatch and Deltic. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF POTLATCH AND DELTIC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about Potlatch and Deltic will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Potlatch’s website at http://www.Potlatchcorp.com under the Investor Resources tab (in the case of documents filed by Potlatch) and on Deltic’s website at https://www.Deltic.com under the Investor Relations tab (in the case of documents filed by Deltic). Potlatch and Deltic, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Deltic and Potlatch in respect of the proposed merger transaction. Certain information about the directors and executive officers of Potlatch is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 3, 2017 and its Current Report on Form 8-K, which was filed on May 1, 2017. Certain Information about the directors and executive officers of Deltic is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 7, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 20, 2017, its supplement to the proxy statement for its 2017 annual meeting of the stockholders, which was filed with the SEC on March 30, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on September 1, 2017, May 2, 2017, March 8, 2017 and February 27, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available. CAUTION ABOUT FORWARD-LOOKING STATEMENTS This communication contains certain forward-looking information about Potlatch and Deltic that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. These forward-looking statements include, without limitation, statements relating to the terms and closing of the proposed transaction between Potlatch and Deltic, the proposed impact of the merger on Potlatch’s financial results, the estimated distribution of Deltic’s accumulated earnings and profits, and the integration of Deltic’s operations. You should carefully read forward-looking statements, including statements that contain these words, because they discuss the future expectations or state other “forward-looking” information about Potlatch and Deltic. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, many of which are beyond the parties’ control, including the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of stockholder approvals, the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of Deltic’s operations with those of Potlatch will be materially delayed or will be more costly or difficult than expected; the failure of the proposed merger to close for any other reason; the effect of the announcement of the merger on customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); dilution caused by Potlatch’s issuance of additional shares of its common stock in connection with the merger; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the diversion of management time on transaction related issues; the estimation of Deltic’s accumulated earnings and profits is preliminary and may change with further due diligence; general competitive, economic, political and market conditions and fluctuations, including changes in interest rates, credit availability, adverse weather, cost and availability of materials used to manufacture products, natural gas pricing and volumes produced; changes in the regulatory environment; the cyclical nature of the industry in which the parties operate; and the other factors described in Potlatch’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in its most recent Quarterly Reports on Form 10-Q filed with the SEC, or described in Deltic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and its most recent Quarterly Reports on Form 10-Q filed with the SEC. Potlatch and Deltic assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, all of which speak only as of the date hereof.